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                              INVESTMENT LETTER

September 7, 2006

RiverSource Short Term Investments Series, Inc.
Suite 2810
901 Marquette Avenue South
Minneapolis, Minnesota  55402

Dear Directors:

We understand that RiverSource Short Term Investments Series, Inc. (the "Company") proposes to issue and sell shares (the "Shares") in a series (a "Fund") pursuant to a registration statement on Form N-1A filed with the Securities and Exchange Commission (the "SEC"). The Company currently consists of one Fund, RiverSource Short-Term Cash Fund.

In order to provide the Company with a minimum $100,000 net worth as required by Section 14 of the Investment Company Act of 1940, as amended, we hereby offer to purchase Shares of the Fund in the amount of $100,000.

We represent and warrant to the Fund that the Shares are being acquired by us for investment purposes and not with a view to their resale or further distribution and that we have no present intention to redeem the Shares.

Please confirm that the foregoing correctly sets forth our agreement with the Company.

Sincerely,

AMERIPRISE FINANCIAL, INC.



By /s/   William F. Truscott
   -------------------------
         William F. Truscott
         President - U.S. Asset Management and Chief Investment Officer

Confirmed, as of the date first above mentioned.

RIVERSOURCE SHORT TERM INVESTMENTS SERIES, INC.



By  /s/  Jeffrey P. Fox
    --------------------
         Jeffrey P. Fox
         Treasurer